UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20429

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UWHARRIE CAPITAL CORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

918 183 10 4

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918 183 10 4
1.	Names of Reporting Persons Uwharrie Capital Corp Employee Stock Ownership Plan and Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 446,890
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 446,890
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,890 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.
11.	Percent of Class Represented by Amount in Row (9) 5.88%
12.	Type of Reporting Person (See Instructions) EP

Item 1.	(a)	Name of Issuer

Uwharrie Capital Corp

	(b)	Address of Issuer’s Principal Executive Offices

132 North First Street Albemarle, NC 28001

Item 2.	(a)	Name of Person Filing

Uwharrie Capital Corp Employee Stock Ownership Plan and Trust

	(b)	Address of Principal Business Office or, if none, Residence

P.O. Box 338 Albemarle, NC 28002-0338

	(c)	Citizenship

United States of America

	(d)	Title of Class of Securities

Common stock, par value $1.25 per share

	(e)	CUSIP Number

918 183 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 446,890

(b) Percent of class: 5.88%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote – 446,890

(ii) Shared power to vote or to direct the vote - 0

(iii) Sole power to dispose or to direct the disposition of – 446,890

(iv) Shared power to dispose or to direct the disposition of - 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under the instruments governing the ESOP and the ESOP Trust, the ESOP Trustees are empowered to receive or direct the receipt of dividends from, and the proceeds from the sale of, all shares held in the ESOP Trust for the exclusive benefit of the participants in the ESOP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UWHARRIE CAPITAL CORP EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Date: February 1, 2010	By:	/S/ ROBERT O. BRATTON
Robert O. Bratton
Trustee

Date: February 1, 2010	By:	/S/ ROGER L. DICK
Roger L. Dick
Trustee

Date: February 1, 2010	By:	/S/ BRENDAN P. DUFFEY
Brendan P. Duffey
Trustee

Date: February 1, 2010	By:	/S/ DAVID C. GASKIN
David C. Gaskin
Trustee

Date: February 1, 2010	By:	/S/ SUSAN B. GIBSON
Susan B. Gibson
Trustee

Date: February 1, 2010	By:	/S/ J. MICHAEL MASSEY
J. Michael Massey
Trustee

Date: February 1, 2010	By:	/S/ CHRISTY D. STONER
Christy D. Stoner
Trustee

Date: February 1, 2010	By:	/S/ BARBARA S. WILLIAMS
Barbara S. Williams
Trustee

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